Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 2025 annual general meeting (the “Annual Meeting”) of the stockholders of Kidoz Inc. (the “Company”) will be held in the boardroom at the offices of the Company located at Pacific Centre, Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6, Canada at 9:00 a.m. (Pacific Standard Time) on Tuesday, November 25, 2025, and virtually via live webcast at https://us02web.zoom.us/j/83387537343?pwd=NLzd7BDyHiSdiJ65o0eVOTBdat9gks.1 for the following purposes:

a)	To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2024 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors therein;

b)	There following six matters are being presented for consideration by the shareholders at the Annual Meeting:

1.	To fix the number of directors of the Company to be elected at the Annual Meeting at six (6) members;

2.	To elect six (6) directors to the board of directors of the Company to serve for the ensuing year;

3.	To appoint Davidson & Company LLP as the auditors for the Company for the ensuing financial year and to authorize the directors to fix the remuneration to be paid to the auditors;

4.	To ratify, and approve, by an ordinary resolution, the Company’s 10% “rolling” stock option plan, as set out in Schedule 1 to the management information circular of the Company dated October 7, 2025 (the “Management Information Circular”) accompanying this notice, the full text of which resolution is set out in the Management Information Circular under the heading “Particulars of Matters to Be Acted Upon – 2024 Stock Option Plan”;

5.	To consider, and if deemed advisable, ratify, confirm and approve, by an ordinary resolution, the Company’s new Equity Awards Plan dated April 1, 2025; approved by the Board of Directors of the Company on April 1 2025, as set out in Schedule 2 to the management information circular of the Company dated October 7, 2025 (the “Circular”) accompanying this notice, the full text of which resolution is set out in the Circular under the heading “Particulars of Matters to Be Acted Upon – Equity Awards Plan”; and

6.	To transact such other business as may properly come before the Annual Meeting and/or any adjournment or postponement thereof.

Accompanying this Notice is the Circular and a form of Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, an individual designated to act as proxy holder at the Annual Meeting. The holders of Common Stock of the Company of record at the close of business on October 7, 2025, will be entitled to vote at the Annual Meeting.

All stockholders are cordially invited to attend the Annual Meeting in person. However, to assure your representation at the Annual Meeting, you are urged to sign and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose. Any stockholder attending the Annual Meeting may vote in person even if the stockholder has returned a proxy card.

Notice and Access Regarding the Availability of Proxy Materials

The Company has adopted the “notice and access” model as set out under National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Notice and Access”) for the delivery of the Notice of Meeting, the Circular, the form of proxy card, the Company’s annual financial statements and management discussion and analysis for the year ended December 31, 2024, and the accompanying management’s discussion and analysis (“2024 MD&A”) thereon (collectively, the “Meeting Materials”). The Company has adopted the Notice and Access delivery model in order to further the Company’s commitment to environmental sustainability and to reduce printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details regarding the date, location and purpose of the Meeting, information on how they can access the Meeting Materials electronically, and a form of proxy. Beneficial (non-registered) shareholders will receive this Notice and a VIF. The proxy/VIF enables Shareholders to vote. The Meeting Materials are available online under the Company’s SEDAR+ profile at www.sedarplus.ca, the Company’s EDGAR profile at www.sec.gov and at the Company’s website at www.investor.kidoz.net. Before voting, shareholders are reminded to review the Circular online. The Company will not use the procedure known as “stratification” in relation to the use of Notice and Access Provisions. Stratification occurs when a reporting issuer using the Notice and Access Provisions provides a paper copy of the Circular to certain Shareholders with the notice package. Shareholders may also choose to receive a printed copy of the Circular by following the procedures set out below.

All Shareholders may call Computershare at 1-866-964-0492 (toll-free) in order to obtain additional information relating to Notice- and-Access Provisions.

If you receive a Notice and would like to receive a printed copy of our proxy materials, free of charge, you should follow the instructions for requesting such materials included in the Notice. If you have previously elected to receive our proxy materials electronically, you will continue to receive access to these materials electronically, unless you elect otherwise.

Registered shareholders and duly appointed proxyholders are entitled to attend the Annual Meeting in person or virtually via live webcast online at https://us02web.zoom.us/j/83387537343?pwd=NLzd7BDyHiSdiJ65o0eVOTBdat9gks.1 and are entitled to vote thereat, personally or by proxy. Registered shareholders can, alternatively, attend and participate at the Annual Meeting via teleconference by dialing in:

Canada: 833 228 0700 (Toll Free)

Israel 972 2 372 1597

Switzerland 800 001 479 (Toll Free)

US: 833 568 8864 (Toll Free)

or to a local phone number, which can be obtained on the following website:

https://fda.zoomgov.com/zoomconference?m=MTYxMjA4MzU2Mw.mm0oDlPqSRNc0L9DpjodS3JqbBV6ddZH

Meeting ID: 833 8753 7343

Password: 736527

Registered shareholders participating via teleconference will not be able to vote at the Annual Meeting or revoke their proxy at the Annual Meeting, as the steps the Company’s scrutineer must take to verify the identity of the remotely participating registered shareholders for voting and/or proxy revocation purposes require the availability of certain video features.

Shareholders who are unable to attend the Annual Meeting are requested to date and sign the enclosed form of instruction of proxy and to return it to Computershare Trust Company of Canada, Proxy Dept., 320 Bay Street, 14th Floor, Toronto, ON, M5H 4A6, Canada by November 21, 2025. If a shareholder does not deliver a proxy in accordance with these instructions, then the shareholder will not be entitled to vote at the Annual Meeting by proxy. Only those shareholders of record at the close of business on October 7, 2025, are entitled to attend and vote at the Annual Meeting.

DATED at Vancouver, British Columbia, Canada, this 7th day of October 2025.

BY ORDER OF THE BOARD

/s/ “J. M. Williams”
J. M. Williams
Chief Executive Officer